Form 10-K405, Exhibit 13
SCHWITZER INC
filed 1995-03-30
CIK 846659

                                                                     Exhibit 13

                             SELECTED FINANCIAL DATA

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    1994         1993        1992(1)       1991          1990
-----------------------------------------------------------------------------------------------------
Net sales                                 $153.3       $124.1       $109.7       $111.0        $114.4
Income from operations                      17.0          9.6          4.9          9.7          11.3
Income (loss) before
   income taxes                             12.7          3.5          (.5)         3.2           6.0
Income (loss) before
  cumulative effect
  of accounting changes                      8.9          2.5         (1.4)         1.7           3.7
  Per common share                          1.21          .35         (.19)         .23           .52
Net income (loss)                            8.9          2.5        (11.3)         1.7           3.7
  Per common share                          1.21          .35        (1.58)         .23           .52
Total assets                                82.6         78.3         77.0         87.0          89.4
Long-term debt                              21.9         30.5         30.0         32.9          38.8
-----------------------------------------------------------------------------------------------------

(1) Reflects adoption of SFAS Nos. 106 and 109, as disclosed in Notes 10 and 11 to the Consolidated Financial Statements appearing elsewhere in this Annual Report, and includes restructuring charge of $1.65 million ($1.0 million after tax).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                         SCHWITZER, INC. AND SUBSIDIARIES

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

RESULTS OF OPERATIONS

FISCAL 1994 COMPARED TO FISCAL 1993 Schwitzer, Inc. (the Company) reported net income of $8.9 million ($1.21 per share) for 1994, compared to $2.5 million ($.35 per share) in the prior year. Earnings improvement was largely the result of sales volume gains at all operating locations. Included in 1994 earnings are abnormal charges for environmental and idle facility costs at the Company's Rolla, Missouri plant and a reduction in a tax valuation allowance. These items are described in more detail in the analysis below.

Worldwide sales in 1994 were up 24 percent to $153.2 million from $124.1 million in 1993. Schwitzer's primary markets-trucks, construction equipment and agricultural machinery--gained strength as the Company's sales volume growth generally paralleled market improvements. Price increases were only a minor factor in the improvement in worldwide sales. Schwitzer's geographic segments--North America, Europe and Brazil--all experienced improved sales volumes in 1994. See Note 13 to the consolidated financial statements for a comparative table of sales and other financial data related to the Company's geographic segments.

Sales in North America increased 16 percent in 1994 primarily on the same customer base and applications as existed in 1993. Market conditions in North America continued their rebound from a low in 1992 as growth in U.S. truck, construction and agricultural markets expanded. Heavy duty truck production ended the year at an all time high. During June 1994, Caterpillar, the Company's largest customer, incurred a union strike at eight U.S. facilities. The strike continues with Caterpillar's management reporting no adverse impacts to meeting their production requirements. Shipments and orders in North America continue at a strong level in early 1995.

Sales volumes in Europe were up 42 percent in 1994. This increase is due to the continuing economic recovery in the United Kingdom and the emergence of economic recoveries in most other European countries. Further benefiting the European operation were new original equipment manufacturers (OEM) customer applications. Continued growth in the European truck market and OEM application gains are expected during 1995.

The Company's operation in Brazil reported a 48 percent increase in sales in 1994 as OEM and aftermarket truck production continued to expand from historically depressed levels. Although the Company continues to see strength in the Brazilian markets, it is uncertain whether volumes beyond the first quarter of 1995 will continue to increase over 1994 levels. During 1994, Brazil launched its seventh economic plan in seven years, the Plano Real. This plan has resulted in a more stable economic environment. However, the Brazilian economy continues to be affected by economic and political uncertainty.

Schwitzer's consolidated gross profit margin increased to 23.1 percent of sales in 1994 from 20.4 percent in 1993. Higher sales volumes led to better utilization of production capacity and improved gross margin percentages at all company facilities except Europe. In Europe, the gross margin percentage was slightly lower in 1994, primarily because of an increase in lower margin OEM sales, rather than aftermarket shipments, in the sales mix. The Company's gross profit margin percent would have been higher except for a $1.4 million environmental charge, additional reserves on idle facility valuations of $.7 million, and higher operating costs experienced to meet rapidly increasing customer demands. Further, the Company's Gainesville, Georgia metal fan operation experienced unfavorable operating variances to plant goals of $1.4 million. The Gainesville plant began operations in the third quarter of 1992 following a relocation of domestic metal fan production from Rolla, Missouri. The new plant experienced start-up problems that led to $5.0 million in variances during 1993. Management expects such variances to be minimal in 1995 as operations continue to improve.

The $1.4 million environmental charge was recorded against the Company's closed Rolla, Missouri facility in connection with the Company's voluntary remediation of certain environmental conditions at the site. The Company is discussing with the Missouri Department of Natural Resources a proposed work plan for the remediation of soils contaminated by chlorinated solvents at the facility. Management expects that the contract for sale of the Rolla facility will be completed during the second quarter of 1995.

The Company also recorded a charge on idle facilities of $.7 million during 1994. This charge was taken primarily against the closed plant in Rolla, Missouri. This asset held for sale, along with certain deferred relocation and restructuring costs, has a net carrying value of $2.2 million. The Company has a contract to sell this property and to recover the $2.2 million of net value. The Company completed the sale of its idle Canadian facility during the fourth quarter of 1994 .

Selling, administrative and research and development ("SAR") expenses increased by $2.6 million, or 17% in 1994. Higher research and development costs of $1.4 million were primarily due to greater research and development expenses for commercialization programs for new product introductions. It is expected that these expenses will continue during 1995, but at a reduced level. Further impacting SAR expenses were costs for severance pay of current and former company employees of $.6 million and inflationary cost increases on a worldwide level.

Net interest expense was reduced by $1.3 million in 1994 compared to 1993. Interest expense was primarily impacted by the conclusion of an interest rate swap agreement established in 1989, which fixed $22.0 million of principal at
10.3 percent. The expiration of this agreement in April 1994 favorably impacted interest expense by $1.0 million. Interest expense was further reduced by a reduction in borrowings from $31.6 million to $22.5 million by year end. These favorable borrowing reductions were partially offset by higher borrowing rates on the variable rate based loans. Management expects interest expense to decline during 1995 as anticipated cash flows are used to further reduce debt.

Net other expense decreased by $.4 million in 1994 mainly because of improved conditions in the hyperinflationary economic environment of Brazil. During the year, new government programs led to lower inflation which resulted in lower currency-related losses. The sensitivity of these net charges or credits to significantly fluctuating variables, such as local inflation and currency exchange rates, and the composition of the Brazilian subsidiary's balance sheet, cause frequent large variances in net other expense. Such currency-related adjustments primarily impact the reported results of operations of the Brazilian subsidiary, rather than the subsidiary's cash flows, which occur in Brazilian currencies.

On a consolidated basis, the provision for income taxes amounted to $3.8 million resulting in an effective income tax rate of 30 percent of pretax income. The effective rate was below the statutory rates of the tax jurisdictions in which Schwitzer operates. This was mainly because the Company recorded a credit of $.6 million against its U.S. income tax provision to reduce the valuation allowance against deferred tax assets. The Company's expected continued favorable operating performance reinforces management's judgment that, more likely than not, the Company's U.S. operations will be able to generate sufficient future taxable income to realize the net deferred tax assets.

FISCAL 1993 COMPARED TO FISCAL 1992 Consolidated net income was $2.5 million ($.35 per share) in 1993 compared to a loss of $1.4 million ($.19 per share) in 1992 before a charge of $9.9 million ($1.39 per share) for the cumulative effect of accounting changes described below. Included in the 1992 recorded loss were additional charges of $1.0 million ($.14 per share) after tax for a restructuring program and $.9 million ($.13 per share) for federal and foreign taxes on subsidiary dividends. Earnings were $.6 million ($.08 per share) in 1992 before these three charges.

The Company adopted two new accounting standards in 1992. These were Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes." The key provisions of these standards are described in Notes 10 and 11 to the consolidated financial statements. The adoption of these standards resulted in an after-tax charge of $9.9 million to recognize the standards' cumulative effect on prior years' earnings.

Consolidated net sales of $124.1 million in 1993 were up 13 percent from $109.7 million reported for 1992. The company could have reported an 18 percent increase in sales to approximately $129.0 million were it not for a reduction in sales reported by Schwitzer's European subsidiary in the United Kingdom, caused solely by exchange rate fluctuations. Sales in North America, up 21 percent, were much improved over 1992 due to growth in U.S. truck production. The European operation posted a 5 percent increase in sales in 1993. Although recessionary conditions prevailed throughout the year in most of the economies served by the European operation, the Company realized volume gains from new OEM customer applications. Sales reported by Schwitzer's operation in Brazil were up 33 percent in 1993 as OEM truck production rebounded from historically depressed levels.

Schwitzer's consolidated gross profit margin decreased slightly to 20.4 percent of net sales in 1993 from 20.6 percent in 1992. Higher sales volumes led to better utilization of production capacity and improved gross margin percentages at the Company's facilities in Asheville, North Carolina and Brazil. In Europe, however, gross margin percentage was reduced in 1993 primarily by an increase in OEM shipments, rather than higher-margin aftermarket shipments, in the sales mix. Further, the overall favorable impact of higher sales on gross margin percentage was largely offset by $5.0 million in higher operating and shipping cost variances at the Company's new Gainesville, Georgia facility. Gross margin percentage was also reduced in 1993 by a charge of $1.0 million taken against nonproductive assets of former manufacturing operations. Unfavorably impacting 1992 gross margin was a $1.65 million restructuring program to reduce operating costs and invested capital in the Company's worldwide facilities.

SAR expenses were essentially flat compared to 1992, after taking into account the weaker British pound in 1993.

Net interest expense was also flat compared to 1992. The favorable effects of slightly lower borrowings in 1993 were offset by lower interest rates on temporary cash investments.

Net other expense increased by $.7 million in 1993 mainly because the hyperinflationary conditions that prevailed in Brazil during 1993 produced greater currency-related losses than the Company was able to recover in the marketplace.

The Company's consolidated provision for income taxes was an effective rate of 28 percent of pretax income in 1993. The 1993 rate was favorably impacted by the Company recording a credit of $.5 million against its U.S. income tax provision to reduce the valuation allowance against deferred tax assets. In 1992, the Company recorded a consolidated tax provision of $.9 million even though a pretax loss was incurred. This unusual relationship was caused by a provision of $.9 million for federal and foreign taxes associated with subsidiary dividends and non-tax deductibility of certain hyperinflationary impacts in Brazil.

LIQUIDITY AND CAPITAL RESOURCES
At the end of both 1994 and 1993, Schwitzer had a consolidated cash balance of $2.4 million. Additional borrowing capacity of $12.1 million was available at year end 1994 while $7.6 million of additional borrowing capacity was available at year end 1993. Working capital amounted to $21.5 million and the current ratio was 1.8 at year end 1994, which was similar to the $20.9 million and 1.9 ratio at the beginning of the year. During the second quarter of 1994, the Company's domestic revolving credit agreement was amended from $20 million to a commitment level of $17 million. The agreement was further amended to extend the termination date until March 1998.

Cash balances remained relatively constant during the year as net cash provided by operating activities was used principally to reduce debt and invest in equipment. Net income plus depreciation, amortization and deferred income taxes of $13.7 million in 1994 increased $5.1 million from the prior year's $8.6 million. Including the impact of changes in foreign exchange rates, trade accounts receivable increased $1.7 million while accounts payable increased $2.7 million, which netted a positive $1.0 million in cash flows. Both of these items increased primarily due to the greater volume of business generated during 1994. Increases in inventories of $.7 million (4%) were not as significant as the increases experienced in sales volume due to improved inventory management. Other current assets (exclusive of deferred income taxes) increased by $1.2 million due largely to an increase in value added tax receivable in the United Kingdom and a note receivable due on the facility sold in Canada. Accrued expenses and postretirement benefits increased primarily due to an environmental reserve of $1.2 million and an increase in accrued income taxes of $1.1 million.

Net capital expenditures amounted to $5.8 million in 1994 and primarily represented purchases of machinery and equipment necessary to support new applications, facilitate improvements in product quality, and increase capacity. Production capacity was further increased as the Company outsourced certain manufacturing processes to third parties. Capital expenditures of $6.0-$7.0 million are planned for 1995. The Company entered into operating leases for an additional $.8 million of equipment in 1994 and a similar level is expected in 1995.

The Company's U.S. operation reduced its revolving credit loan amount outstanding by $7.5 million during 1994. It also paid off an Industrial Revenue Bond in the amount of $1.0 million. Schwitzer's United Kingdom operation made a required $.6 million loan repayment. Primarily as a result of improved profitability, the Company's ratio of debt to total capitalization (debt plus equity) improved to 48 percent at the end of 1994 from 68 percent at the end of 1993.

Schwitzer's cash management and capital decision priorities are primarily applied on a worldwide basis so as to make the most effective use of consolidated resources. Cash flows generated by each operating unit generally fund local working capital, capital expenditures and debt service requirements, but intercompany transfers have been made when deemed appropriate by management. Legal and contractual factors do not materially affect the Company's ability to deploy its worldwide resources effectively.

Management anticipates that operating cash flows will remain strong in 1995 while additional investment in working capital should be minimal. These factors should also allow the Company to repay additional debt and further strengthen its balance sheet.

SUBSEQUENT EVENT:

On February 25, 1995, the Company and Kuhlman Corporation (Kuhlman), a publicly-held company traded on The New York Stock Exchange, jointly announced that they have signed a definitive agreement to merge the Company with a wholly-owned subsidiary of Kuhlman. Kuhlman is a holding company involved in the manufacturing of electrical and electronic wire and cable products; distribution, power and instrument transformers; and spring products. In the transaction, shares of the Company's common stock will be converted into shares of Kuhlman common stock using an exchange ratio of 0.9615 share of Kuhlman for each share of the Company. The merger is subject to certain closing conditions, including the approval of the shareholders of both companies. It is anticipated that the transaction will be consummated in the second quarter of 1995, following approval by shareholders of both companies at the companies' respective annual meetings of shareholders. Both meetings are currently scheduled to be held on May 31, 1995.

                           CONSOLIDATED BALANCE SHEETS
                       JANUARY 1, 1995 AND JANUARY 2, 1994
                                                SCHWITZER, INC. AND SUBSIDIARIES

(in thousands of dollars, except per share amount)                          1994           1993
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and temporary cash investments                                    $ 2,414        $ 2,439
  Trade accounts receivable, net of reserves of $627 and $546             23,888         21,904
  Inventories                                                             19,646         18,715
  Other current assets                                                     3,962          1,970
-----------------------------------------------------------------------------------------------
    Total current assets                                                  49,910         45,028
  Properties and equipment, net                                           30,301         29,291
  Other assets                                                             2,411          3,983
-----------------------------------------------------------------------------------------------
    Total assets                                                         $82,622        $78,302
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current maturities of long-term debt               $   635        $ 1,095
  Accounts payable                                                        11,293          8,492
  Accrued income taxes                                                     1,676            571
  Accrued expenses                                                        14,774         14,010
-----------------------------------------------------------------------------------------------
    Total current liabilities                                             28,378         24,168
Long-term debt                                                            21,910         30,466
Accrued postretirement benefits other than pensions                        6,757          7,583
Deferred income taxes                                                      1,033          1,389
-----------------------------------------------------------------------------------------------
    Total liabilities                                                     58,078         63,606
-----------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock, $.10 par value, 50,000,000 shares
    authorized; 7,231,866 and 7,167,192 shares outstanding                   723            717
  Paid-in capital                                                         19,062         18,695
  Deferred compensation                                                      (37)           (36)
  Retained earnings (accumulated deficit)                                  6,609         (2,321)
  Foreign currency translation adjustments                                (1,813)        (2,359)
-----------------------------------------------------------------------------------------------
    Total shareholders' equity                                            24,544         14,696
-----------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                           $82,622        $78,302
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE FISCAL YEARS ENDED
              JANUARY 1, 1995,  JANUARY 2, 1994 AND JANUARY 3, 1993
                                                SCHWITZER, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)          1994           1993           1992
-----------------------------------------------------------------------------------------------
Net sales                                                $153,271       $124,124       $109,692
Cost of sales                                             117,869         98,773         87,078
-----------------------------------------------------------------------------------------------
    Gross profit                                           35,402         25,351         22,614
Selling, administrative and research and development
  expenses                                                 18,383         15,773         16,073
Restructuring charge                                           --             --          1,650
-----------------------------------------------------------------------------------------------
    Income from operations                                 17,019          9,578          4,891
Interest expense, net                                       2,918          4,211          4,251
Other expense, net                                          1,421          1,832          1,127
-----------------------------------------------------------------------------------------------
    Income (loss) before income taxes                      12,680          3,535           (487)
Income taxes                                                3,750          1,005            873
-----------------------------------------------------------------------------------------------
    Income (loss) before cumulative effect of
      accounting changes                                    8,930          2,530         (1,360)
Cumulative effect of changes in accounting for
  postretirement benefits other than pensions
  and income taxes                                             --             --         (9,910)
-----------------------------------------------------------------------------------------------
Net income (loss)                                        $  8,930       $  2,530       $(11,270)
-----------------------------------------------------------------------------------------------
Net income (loss) per share:
    Income (loss) before cumulative effect of
      accounting changes                                 $   1.21       $    .35       $  (0.19)
    Cumulative effect of accounting changes                    --             --          (1.39)
-----------------------------------------------------------------------------------------------
Net income (loss)                                        $   1.21       $    .35       $  (1.58)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          FOR THE FISCAL YEARS ENDED
            JANUARY 1, 1995, JANUARY 2, 1994 AND JANUARY 3, 1993
                                                SCHWITZER, INC. AND SUBSIDIARIES

                                                                                              Retained     Foreign
                                                    Common Stock                              Earnings     Currency       Total
(IN THOUSANDS OF DOLLARS,                        -------------------  Paid-in   Deferred   (Accumulated  Translation  Shareholders'
EXCEPT SHARE AMOUNTS)                             Shares      Amount  Capital Compensation    Deficit)   Adjustments      Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 29, 1991                       7,126,775     $713   $17,621     $ (91)      $  6,419     $   459       $ 25,121
  Net loss                                              --       --        --        --        (11,270)         --        (11,270)
  Foreign currency translation adjustments              --       --        --        --             --      (2,528)        (2,528)
  Common stock award                                11,661        1       101      (102)            --          --             --
  Exercise of stock options                         13,475        1        68        --             --          --             69
  Issuance of warrants                                  --       --       810        --             --          --            810
  Amortization of deferred compensation                 --       --        --       151             --          --            151
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1993                         7,151,911      715    18,600       (42)        (4,851)     (2,069)        12,353
  Net income                                            --       --        --        --          2,530          --          2,530
  Foreign currency translation adjustments              --       --        --        --             --        (290)          (290)
  Common stock award                                12,981        2        84       (86)            --          --             --
  Exercise of stock options                          2,300       --        11        --             --          --             11
  Amortization of deferred compensation                 --       --        --        92             --          --             92
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1994                         7,167,192      717    18,695       (36)        (2,321)     (2,359)        14,696
  Net income                                            --       --        --        --          8,930          --          8,930
  Foreign currency translation adjustments              --       --        --        --             --         546            546
  Common stock award                                12,949        1       105      (106)            --          --             --
  Exercise of stock options                         51,725        5       262        --             --          --            267
  Amortization of deferred compensation                 --       --        --       105             --          --            105
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                         7,231,866     $723   $19,062     $ (37)      $  6,609     $(1,813)      $ 24,544
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE FISCAL YEARS ENDED
             JANUARY 1, 1995,  JANUARY 2, 1994 AND JANUARY 3, 1993
                                                SCHWITZER, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS)                                    1994           1993           1992
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                      $  8,930        $ 2,530       $(11,270)
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities--
    Cumulative effect of accounting changes                    --             --          9,910
    Depreciation and amortization                           5,632          5,834          6,222
    Provision (benefit) for deferred income taxes            (891)           240           (119)
    Restructuring charge                                       --             --          1,650
    Changes in assets and liabilities:
      Trade accounts receivable                            (1,684)        (5,383)        (1,482)
      Inventories                                            (753)          (958)         1,791
      Other current assets                                 (1,193)           485            (10)
      Accounts payable                                      2,664            929            844
      Accrued expenses and postretirement benefits          1,705           (296)        (1,407)
      Net assets held for sale and deferred and
        accrued relocation and restructuring costs            467            706         (5,055)
      Other, net                                             (254)            63           (919)
-----------------------------------------------------------------------------------------------
        Net cash provided by operating activities          14,623          4,150            155
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in properties and equipment                   (6,029)        (3,297)        (3,712)
  Proceeds from dispositions of properties and equipment      246             17            342
-----------------------------------------------------------------------------------------------
        Net cash used in investing activities              (5,783)        (3,280)        (3,370)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt                    (11,047)        (2,567)       (34,086)
  Proceeds from issuance of long-term debt, net             2,367          1,000         28,690
  Proceeds from issuance of common stock warrants              --              -            810
  Proceeds from exercise of stock options                     267             11             69
  Increase (decrease) in short-term debt, net                (494)           342             22
-----------------------------------------------------------------------------------------------
        Net cash used in financing activities              (8,907)        (1,214)        (4,495)
-----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  temporary cash investments                                   42              4            (53)
-----------------------------------------------------------------------------------------------
Net decrease in cash and temporary cash investments           (25)          (340)        (7,763)
Cash and temporary cash investments, beginning of year      2,439          2,779         10,542
-----------------------------------------------------------------------------------------------
Cash and temporary cash investments, end of year          $ 2,414         $2,439       $  2,779
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information--
  Cash paid during the year for:
  Interest                                                $ 3,342         $4,215       $  4,265
  Income taxes                                              3,725            612          1,185
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 1, 1995, JANUARY 2, 1994 AND JANUARY 3, 1993
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                                Schwitzer, Inc. and Subsidiaries

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION Schwitzer, Inc. (the Company) is a Delaware corporation organized in 1989 in connection with the distribution of the Company's common stock (the Distribution) by Household International, Inc. (Household). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Schwitzer U.S. Inc.; Schwitzer Manufacturing Canada Inc.; Schwitzer (Europe) Holdings Limited; and Lacom Schwitzer Equipamentos, Ltda. All significant intercompany accounts and transactions have been eliminated.

FISCAL YEAR  The Company's fiscal year ends on the Sunday closest to December
31. Fiscal years 1994 and 1993 included 52 weeks, and fiscal year 1992 included 53 weeks.

TEMPORARY CASH INVESTMENTS For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be temporary cash investments.

INVENTORIES Inventories are stated at the lower of cost or market and include the appropriate elements of material, labor and manufacturing overhead expenses. Cost is determined using the last-in, first-out (LIFO) method for substantially all domestic inventories and the first-in, first-out (FIFO) method for foreign inventories.

PROPERTIES AND EQUIPMENT Properties and equipment are recorded at cost and depreciated over their estimated useful lives, ranging from 3 to 40 years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.

REVENUE RECOGNITION Sales are generally recorded by the Company when products are shipped to customers. The Company provides for anticipated costs of product warranty and returns at the time of the sale of the products.

RESEARCH AND DEVELOPMENT COSTS Research and development costs related to both present and future products are expensed as incurred. Total research and development expenditures for fiscal years 1994, 1993 and 1992 were $7,325, $5,891 and $6,982, respectively.

FOREIGN CURRENCY TRANSLATION The Company has foreign subsidiaries located in the United Kingdom (U.K.), Canada and Brazil. Financial data of the U.K. and Canadian subsidiaries are translated into U.S. dollars at current exchange rates and translation adjustments are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses of the U.K. and Canadian subsidiaries are credited or charged to income as they occur.

The Brazilian subsidiary operates in a hyperinflationary economy. Accordingly, financial data stated in Brazilian currencies are remeasured into U.S. dollars at both current (monetary items) and approximate historical (nonmonetary items) exchange rates and the resulting adjustments are charged or credited to income. Transaction adjustments included in other expense, net, on the consolidated statements of operations were $847 loss in fiscal 1994, $1,040 loss in fiscal 1993 and $88 income in fiscal 1992. The transaction adjustments for 1994, 1993 and 1992 are stated net of imputed interest income (expense) of $(589), $749 and $4,271, respectively, realized on net monetary assets and liabilities.

INCOME TAXES In 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely. Based upon current tax rates and the level of undistributed earnings of the foreign subsidiaries, it is anticipated that no significant net additional taxes would be incurred if the accumulated earnings at January 1, 1995 were distributed.

NET INCOME (LOSS) PER SHARE Net income (loss) per share amounts were determined based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares were determined under the treasury stock method and had no material effect on the per share amounts in 1994, 1993 or 1992. The weighted average numbers of common and common equivalent shares outstanding were as follows:

                                               1994        1993        1992
---------------------------------------------------------------------------
Primary                                   7,354,247   7,243,543   7,140,081
Fully diluted                             7,403,708   7,250,195   7,140,081
---------------------------------------------------------------------------
---------------------------------------------------------------------------

NOTE 2.  INVENTORIES:

Inventories at January 1, 1995 and January 2, 1994 consisted of the following:

                                                           1994        1993
---------------------------------------------------------------------------
Finished goods                                          $ 6,323     $ 4,965
Work in process                                           5,390       5,974
Raw materials                                             7,933       7,776
---------------------------------------------------------------------------
     Total inventories                                  $19,646     $18,715
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The LIFO inventory values approximate the respective FIFO values.

NOTE 3.  PROPERTIES AND EQUIPMENT:

Properties and equipment, net, at January 1, 1995 and January 2, 1994 consisted of the following:

                                                           1994        1993
---------------------------------------------------------------------------
Land                                                   $  1,315    $  1,307
Buildings and leasehold improvements                     13,865      13,577
Machinery, fixtures and equipment                        68,845      64,016
Construction in progress                                  1,061         909
Accumulated depreciation and amortization               (54,785)    (50,518)
---------------------------------------------------------------------------
     Properties and equipment, net                     $ 30,301    $ 29,291
---------------------------------------------------------------------------
---------------------------------------------------------------------------

NOTE 4.  OTHER ASSETS:

Other assets at January 1, 1995 and January 2, 1994 consisted of the following:

                                                           1994        1993
---------------------------------------------------------------------------
Net assets held for sale and deferred relocation and
  restructuring costs                                    $2,126      $3,336
Deferred income taxes                                        --         307
Other                                                       285         340
---------------------------------------------------------------------------
     Total other assets                                  $2,411      $3,983
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The net assets held for sale and deferred relocation and restructuring costs are expected to be recovered upon the sale of a former manufacturing facility.

During 1994, the Company sold a former manufacturing facility. Proceeds from the sale of this facility included a note receivable for $448, which is included in other current assets on the January 1, 1995 consolidated balance sheet.

NOTE 5.  ACCRUED EXPENSES:

Accrued expenses at January 1, 1995 and January 2, 1994 consisted of the following:

                                                           1994        1993
---------------------------------------------------------------------------
Payroll and benefits accruals                           $ 7,970     $ 6,573
Warranty and other sales accruals                         2,428       3,289
Environmental reserve (see Note 14)                       1,229          --
Relocation and restructuring accruals                       178         921
Other                                                     2,969       3,227
---------------------------------------------------------------------------
     Total accrued expenses                             $14,774     $14,010
---------------------------------------------------------------------------
---------------------------------------------------------------------------

NOTE 6.  DEBT:

Debt outstanding at January 1, 1995 and January 2, 1994 was as follows:

                                                           1994        1993
---------------------------------------------------------------------------
Fixed rate notes payable to an institutional
   lender, maturing 1998 to 2002                        $14,407     $14,326
Variable rate revolving credit notes payable
   to banks, maturing in 1998                             6,000      13,500
Variable rate loan facility payable to bank,
   denominated in Sterling, maturing 1995 to 1997         1,718       2,188
Other                                                       420       1,547
---------------------------------------------------------------------------
                                                         22,545      31,561
Less-Short-term debt and current maturities
   of long-term debt                                       (635)     (1,095)
---------------------------------------------------------------------------
     Total long-term debt                               $21,910     $30,466
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Long-term debt maturities in each of the next five fiscal years are as follows:
1995-$635; 1996-$686; 1997-$663; 1998-$9,092 and 1999-$3,061.

The fixed rate notes are due in equal annual installments of $3,000 in 1998 through 2002 and bear interest at an annual rate of 10.21% payable semiannually on $15,000 of principal at par. These notes are accompanied by detachable warrants that give the holders the right to purchase with cash, or through surrender of the notes at par, 500,000 shares, in the aggregate, of the Company's common stock at an exercise price of $8 per share. The total consideration of $15,000 received on the notes and warrants was allocated $14,190 to the notes, recorded as long-term debt, and $810 to the warrants, recorded as paid-in capital. The exercise price and number of common shares are subject to adjustment should the Company (1) issue additional shares of common stock at a share price below the then current warrant exercise price or common stock market price, (2) issue warrants, options or other rights for such a common stock issuance, or (3) otherwise change the equity interest of the warrants. The Company has the right, under certain circumstances, to repurchase the warrants, which expire on April 15, 2002.

Interest on the revolving credit notes is payable quarterly at the Company's option of either the prime lending rate of one of the bank lenders (8.25% at January 1, 1995) or the London Interbank Offered Rate (LIBOR) (6.0% at January 1, 1995) less a margin of 0% to 0.25% on prime loans or plus a margin of 1.25% to 1.50% on LIBOR loans. The Company can increase or decrease its revolving credit borrowings at any time, but such borrowings are limited to the lesser of a borrowing base or the revolving credit commitment. The borrowing base is calculated monthly based on specified percentages of the Company's domestic accounts receivable and inventories and the amount exceeded $17,000 at January 1, 1995. The revolving credit commitment amount is $17,000 until March 1998, when the revolving credit commitment expires. The Company was a party to an interest rate swap agreement with a bank that expired in April 1994 pursuant to which the Company paid interest or received interest payments for the difference between a fixed rate of 10.29% and LIBOR on $22,000 of principal.

The note and bank credit agreements include cross-default provisions and various financial covenants, including certain restrictions on the payment of cash dividends and certain other items. The Company must maintain certain levels of consolidated adjusted tangible net worth and cannot declare dividends that exceed, on a cumulative basis, proceeds from any sales of common stock plus 40% of cumulative consolidated net income, as defined, earned after December 29, 1991. As of January 1, 1995, the amount of shareholders' equity available for payment of dividends is limited to approximately $4,300.

Interest on the loan facility is payable quarterly at variable rates (8.0% at January 1, 1995). This variable rate facility also contains certain financial covenants, including minimum tangible net worth requirements of the U.K. subsidiary.

The Company also has a $1,100 bank line of credit available through May 1995. The terms of the line of credit are essentially the same as those of the variable rate loan facility. During 1994 and 1993, borrowings under the line of credit were insignificant.

The Company has a standby letter of credit to an insurance company in the amount of $500 issued July 18, 1994 and expiring June 30, 1995. No amounts are outstanding on the letter of credit at January 1, 1995.

Total interest expense was $3,040 in 1994, $4,305 in 1993 and $4,405 in 1992.

NOTE 7.  OPERATING LEASES:

The Company leases certain of its buildings, machinery and equipment for periods of up to 8 years with various renewal options. Rental expense under operating leases was $1,071 in 1994, $963 in 1993 and $901 in 1992. Future minimum lease commitments under operating leases are as follows: $955 in 1995; $866 in 1996; $834 in 1997; $801 in 1998 ; $725 in 1999 and $735 thereafter.

NOTE 8.  CAPITAL STOCK:

The Company's Long-term Executive Incentive Compensation Plan (the Plan) empowers the Company's Compensation Committee of the Board of Directors (the Committee) to grant stock options at the discretion of the Committee. A maximum of 650,000 shares of common stock may be issued under the Plan. Such shares may consist of previously unissued shares or shares held in treasury. The Plan provides that options may be granted at 100% of the fair market value of the shares on the date of grant. A summary of the option transactions for the years ended January 1, 1995, January 2, 1994 and January 3, 1993 follows:

                                                   Shares      Price Ranges
---------------------------------------------------------------------------
Options outstanding at December 29, 1991
  (88,347 shares exercisable)                     433,092     4.63 to 15.13
    Granted                                        61,500              7.75
    Exercised                                     (13,475)     4.63 to 5.50
    Canceled                                      (12,900)    4.63 to 15.13
---------------------------------------------------------------------------
Options outstanding at January 3, 1993
  (179,404 shares exercisable)                    468,217     4.63 to 15.13
    Granted                                        73,000              6.75
    Exercised                                      (2,300)             4.63
    Canceled                                      (18,200)     4.63 to 7.75
---------------------------------------------------------------------------
Options outstanding at January 2, 1994
  (261,306 shares exercisable)                    520,717     4.63 to 15.13
    Granted                                        41,000              9.38
    Exercised                                     (51,725)     4.63 to 7.75
    Canceled                                      (22,000)     4.63 to 9.38
---------------------------------------------------------------------------
Options outstanding at January 1, 1995
  (344,617 shares exercisable)                    487,992     4.63 to 15.13
---------------------------------------------------------------------------
---------------------------------------------------------------------------

During 1994, 1993 and 1992, 12,949, 12,981 and 11,661 shares, respectively, were issued to the nonemployee members of the Board of Directors for services to be performed. These shares were recorded as deferred compensation at their fair market values on the date of grant of $106 in 1994, $86 in 1993 and $102 in 1992. These amounts were recorded as compensation expense over the respective 12-month periods on a straight-line basis. The Company also previously granted restricted shares of common stock to a key officer, which vested ratably over certain periods through 1992. Compensation expense in connection with the shares issued to the nonemployee Board members and the key officer was $105, $92 and $151 during 1994, 1993 and 1992, respectively.

The Company has 10,000,000 shares of $1 par value preferred stock authorized, of which none are issued or outstanding.

The Company has issued one common stock purchase right for each share of common stock. Each right entitles the holder to purchase one share of the Company's common stock at $56, subject to adjustment (the Purchase Price). In the event of an acquisition by a party of a beneficial interest of at least 20% of the Company's common stock, each right would entitle the rightholder to receive, upon exercise, common stock of the Company having a value of two times the Purchase Price. In addition, upon merger or other business combination, each right would entitle the rightholder to exercise the right and receive shares of an acquiring company having a market value of twice the Purchase Price of the right. The rights will not become exercisable, however, if the party crossing the 20% threshold does so through an all-cash tender offer in which the party becomes beneficial owner of at least 80% of the Company's outstanding common stock. The rights, which cannot vote, expire on May 1, 1999 and may be redeemed by the Company at a price of $.01 per right any time prior to the acquisition by a party of beneficial ownership of 20% of the outstanding shares.

NOTE 9.  EMPLOYEE RETIREMENT PLANS:

Substantially all employees of the Company participate in noncontributory defined benefit pension plans. Employee retirement benefits are a function of the years of service and compensation for a specified period of time before retirement. The Company's current funding policy is to contribute annually amounts sufficient to comply with regulatory requirements. Plan assets consist substantially of investments in pooled funds, comprised primarily of equity securities, and investments in collective short-term investment funds.

The following table sets forth the funded status of the defined benefit plans, including the unfunded supplemental plan, and amounts recognized in the Company's consolidated balance sheets at January 1, 1995 and January 2, 1994.

                                      1994                    1993
                            ----------------------- -----------------------
                              Assets    Accumulated   Assets    Accumulated
                              Exceed      Benefits    Exceed      Benefits
                            Accumulated    Exceed   Accumulated    Exceed
                              Benefits     Assets     Benefits     Assets
---------------------------------------------------------------------------
Actuarial present value of
benefit obligations-
  Vested benefits               $(1,652)    $(2,150)    $(1,267)    $(1,799)
  Nonvested benefits               (185)       (909)       (142)       (648)
---------------------------------------------------------------------------
Accumulated benefit
  obligations                    (1,837)     (3,059)     (1,409)     (2,447)
Effect of projected future
  compensation levels            (2,692)     (1,844)     (2,066)     (2,032)
---------------------------------------------------------------------------
Projected benefit
  obligations                    (4,529)     (4,903)     (3,475)     (4,479)
Plans' assets at fair
  market value                    4,169       2,439       3,648       2,015
---------------------------------------------------------------------------
Plans' assets in excess of
  (less than) projected
  benefit obligations           $  (360)    $(2,464)    $   173     $(2,464)
---------------------------------------------------------------------------
Prior service cost not yet
  recognized in net
  periodic pension cost        $     --     $  (710)    $    --     $  (751)
Unrecognized transition
  obligation                       (395)         --        (411)         --
Unrecognized net gain (loss)       (364)       (865)        309      (1,162)
Unfunded prepaid
  (accrued) pension cost            399        (889)        275        (551)
---------------------------------------------------------------------------
     Total                      $  (360)    $(2,464)    $   173     $(2,464)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The components of net periodic pension cost and the significant assumptions of defined benefit plans consisted of the following:

                                                           1994        1993
---------------------------------------------------------------------------
Service costs (benefits earned during the year)          $  956       $ 761
Interest cost on projected benefit obligations              625         513
Actual return on assets                                      98        (619)
Net amortization and deferral                              (443)        321
---------------------------------------------------------------------------
     Net periodic pension cost                           $1,236       $ 976

---------------------------------------------------------------------------
---------------------------------------------------------------------------

                                                           1994        1993
---------------------------------------------------------------------------
Discount rate                                         7.5%-8.0%   7.5%-8.5%
Expected long-term rate of return on assets               8%-9%          9%
Salary increase assumption                                   5%       5%-6%
---------------------------------------------------------------------------
---------------------------------------------------------------------------

In addition, certain of the Company's employees participate in defined contribution plans in which each participant's contribution is matched in whole or part by the Company up to a maximum of 6% of the participant's compensation. To date, the Company has matched 25% or 50% of participant contributions, depending on the plan, up to a maximum of 3% of a participant's compensation. Costs incurred under the Company's defined contribution plans, including the supplemental plan, were $239 in 1994, $270 in 1993 and $236 in 1992.

NOTE 10.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

The Company provides certain health care and life insurance benefits to qualifying domestic retirees. These benefits are available to qualifying retirees if they reach normal retirement age while working for the Company. Employees hired on or after January 1, 1992 are not eligible to receive postretirement health care or life insurance benefits.

In 1992, the Company adopted SFAS No. 106, which requires that the expected cost of these benefits be charged to expense during the years that the employees render service. The Company recorded the transition obligation at the beginning of fiscal year 1992 of $7,643 ($1.07 per share), net of taxes of $2,812, as the cumulative effect of an accounting change. Application of SFAS No. 106 during 1992 increased earnings before cumulative effect of accounting changes by $400 ($.06 per share). The expense recorded for these postretirement benefits of $825 in 1994, $896 in 1993 and $937 in 1992 is included in other expense, net, on the consolidated statements of operations.

The following table sets forth the amounts recognized in the Company's consolidated balance sheets at January 1, 1995 and January 2, 1994:

                                                           1994        1993
---------------------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligation--
    Retirees                                            $10,102     $10,291
    Active employees-fully eligible                         229         167
    Active employees-not fully eligible                     476         420
---------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                     10,807      10,878
Unrecognized net loss                                    (2,180)     (1,425)
---------------------------------------------------------------------------
Accrued postretirement benefits (includes
  current portion of $1,870 at January 1,
  1995 and January 2, 1994)                             $ 8,627     $ 9,453
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The net periodic postretirement benefit cost for 1994 and 1993, determined on the accrual basis, included the following components:

                                                           1994        1993
---------------------------------------------------------------------------
Service cost                                               $ 51        $ 75
Interest cost                                               746         821
Net deferral and amortization                                28          --
---------------------------------------------------------------------------
    Net periodic postretirement benefit cost               $825        $896
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The Company's postretirement benefit plans are unfunded. In determining the actuarial present value of the accumulated postretirement benefit obligation at January 1, 1995, a weighted average discount rate of 8.0% was used (7.5% at January 2, 1994).

An 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease 1% per year to 5.5% for 2000 and remain at that level thereafter. A 1% increase in the assumed annual health care trend rate would increase the accumulated postretirement benefit obligation as of January 1, 1995 by $822 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $80.

NOTE 11.  INCOME TAXES:

The Company adopted the provisions of SFAS No. 109 effective as of the beginning of 1992. A charge of $2,267 ($.32 per share) was recorded in the 1992 consolidated statement of operations for the cumulative effect of this change in accounting principle. Financial statements for years prior to 1992 were not restated. There was no significant net effect on 1992 pretax income resulting from the adoption of SFAS No. 109.

The provision for income taxes consisted of the following:

                                               1994        1993        1992
---------------------------------------------------------------------------
United States:
  Federal--
  Current                                    $2,582      $  199       $  25
  Deferred                                     (389)        248          72
---------------------------------------------------------------------------
    Total                                     2,193         447          97
---------------------------------------------------------------------------
  State--
  Current                                       309          --         (16)
  Deferred                                      (19)         33         (61)
---------------------------------------------------------------------------
    Total                                       290          33         (77)
---------------------------------------------------------------------------
Foreign:
  Current                                     1,750         566         983
  Deferred                                     (483)        (41)       (130)
---------------------------------------------------------------------------
    Total                                     1,267         525         853
---------------------------------------------------------------------------
      Provision for income taxes             $3,750      $1,005       $ 873
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The provision (benefit) for deferred income taxes included the following:

                                               1994        1993        1992
---------------------------------------------------------------------------
Net operating loss carryforwards              $  67      $1,119     $(1,327)
Postretirement benefits other than pensions     309         323         238
Adjustment to valuation allowance              (577)       (511)         --
Relocation and restructuring costs              (10)       (275)      1,273
Depreciation                                   (356)       (259)       (172)
Alternative minimum taxes                       490         (68)         --
Purchase price premium in inventory             (83)          6        (447)
Environmental reserve                          (524)         --          --
Payroll related accruals                       (358)       (175)         76
Warranty and other sales accruals               322        (115)        (22)
Other, net                                     (171)        195         262
---------------------------------------------------------------------------
      Provision (benefit) for
        deferred income taxes                 $(891)     $  240     $  (119)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

In accordance with SFAS No. 109, net deferred tax assets and liabilities related to different tax jurisdictions are not offset in the Company's consolidated balance sheets as of January 1, 1995 and January 2, 1994. The components of the net deferred tax assets and liabilities as of January 1, 1995 and January 2, 1994 were as follows:

                                                           1994        1993
---------------------------------------------------------------------------
Net deferred tax assets--
  Gross deferred tax assets:
    Postretirement benefits other than pensions          $3,203     $ 3,512
    Regular federal and state net operating
      loss carryforwards                                    141         170
    Warranty and other sales accruals                       873       1,195
    Payroll-related accruals                              1,206         848
    Environmental reserve                                   524          --
    Relocation and restructuring accruals                    76         345
    Alternative minimum tax credit carryforwards             --         490
    Other                                                   706         548
---------------------------------------------------------------------------
  Total gross deferred tax assets                         6,729       7,108
---------------------------------------------------------------------------
  Gross deferred tax liabilities:
    Property, plant and equipment                        (2,166)     (2,283)
    Purchase price premium in inventory                  (1,752)     (1,835)
    Relocation and restructuring deferrals                 (470)       (536)
    Other                                                  (223)       (169)

---------------------------------------------------------------------------
  Total gross deferred tax liabilities                   (4,611)     (4,823)
  Valuation allowance                                        --        (577)
---------------------------------------------------------------------------
Net deferred tax assets (including $2,200 and $1,401
   current and $(82) and $307 noncurrent, respectively,
   as of January 1, 1995 and January 2, 1994)            $2,118     $ 1,708
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Net deferred tax liabilities:
  Gross deferred tax assets--
    Net operating loss carryforwards                    $    --     $    38
---------------------------------------------------------------------------
  Gross deferred tax liabilities:
    Property, plant and equipment                          (951)     (1,144)
    Relocation and restructuring deferrals                   --        (213)
    Other                                                    --         (70)
---------------------------------------------------------------------------
  Total gross deferred tax liabilities                     (951)     (1,427)
---------------------------------------------------------------------------
Net deferred tax liabilities                             $ (951)    $(1,389)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

A valuation allowance of $1,088 was established in connection with the adoption of SFAS No. 106 as of the beginning of 1992. There were no changes in the valuation allowance during 1992. The valuation allowance was reduced by $577 in 1994 and $511 during 1993.

Income from foreign operations before income taxes was $4,333 in 1994, $1,353 in 1993 and $1,142 in 1992.

The differences between the provision for income taxes and income taxes computed using the statutory federal income tax rate were as follows:

                                               1994        1993        1992
---------------------------------------------------------------------------
Statutory federal income tax rate              34.0%       34.0%       34.0%
Increase (decrease) in rate resulting from--
  State income taxes, net of federal
    tax benefit                                 1.5         3.0        10.5
  Foreign tax effects                          (1.6)        1.8       (41.6)
  Adjustment to valuation allowance            (4.6)      (14.5)         --
  Federal and foreign taxes of $926 related
    to dividends from foreign subsidiaries
    of $2,214                                    --          --      (190.4)
  Deduction for pre-Distribution
    tax adjustments                              --          --        10.0
  Other                                         0.3         4.1        (1.8)
---------------------------------------------------------------------------
      Effective rate                           29.6%       28.4%     (179.3)%
---------------------------------------------------------------------------
---------------------------------------------------------------------------

A tax sharing agreement between Household and the Company provides, among other things, that, in general, post-Distribution adjustments to pre-Distribution tax liabilities of Household Manufacturing, Inc., Household Manufacturing Limited and their subsidiaries, will be borne by the Company or by Household in proportions or by other formulas which are deemed by Household to appropriately allocate these liabilities to the Company. The Distribution qualified as a tax-free spinoff under Section 355 of the Internal Revenue Code of 1986, as amended. However, if the Distribution were to be reclassified as a taxable event, Household and the Company would share the tax costs in a no-fault situation and would indemnify each other for any liabilities incurred arising from any act or omission by either party that would cause the Distribution to be reclassified as a taxable event.

NOTE 12.  MARKET AND CUSTOMER DATA:

The Company manufactures components that are used on medium and heavy duty diesel engines; light, medium and heavy trucks; and agricultural and construction equipment. These components consist of turbochargers, engine cooling fans, fan drives and crankshaft vibration dampers.

A substantial portion of the Company's sales is to a limited number of customers. In 1994, 1993 and 1992, sales to Caterpillar Inc. represented 27%, 30% and 28%, respectively, of total net sales. In each of the fiscal years 1994, 1993 and 1992, sales to Renault Vehicules Industriels (RVI) represented 12% of total net sales.

NOTE 13.  GEOGRAPHIC SEGMENTS:

Data on the Company's geographic segments, based on the locations of the Company's operations, for fiscal 1994, 1993 and 1992 are as follows:

                                               1994        1993        1992
---------------------------------------------------------------------------
Sales to unaffiliated customers--
  United States                            $104,327    $ 89,848    $ 74,049
  Europe                                     38,630      27,294      30,401
  Brazil                                     10,314       6,982       5,242
---------------------------------------------------------------------------
    Total                                  $153,271    $124,124    $109,692
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Operating profit (loss)--
  United States                            $ 11,509    $  7,003    $  3,143
  Europe                                      3,404       1,826       2,320
  Brazil                                      2,106         749        (572)
---------------------------------------------------------------------------
    Total                                  $ 17,019    $  9,578    $  4,891(1)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Identifiable assets--
  United States                            $ 49,918    $ 52,314    $ 50,730
  Europe                                     23,925      18,385      18,981
  Canada                                        628         849         884
  Brazil                                      8,151       6,754       6,406
---------------------------------------------------------------------------
    Total                                  $ 82,622    $ 78,302    $ 77,001
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Accounts receivable--
  United States                            $ 13,623    $ 15,499    $ 10,258
  Europe                                      8,693       5,655       5,537
  Brazil                                      1,572         750         844
---------------------------------------------------------------------------
    Total                                  $ 23,888    $ 21,904    $ 16,639
---------------------------------------------------------------------------
---------------------------------------------------------------------------

(1) Operating profit for 1992 was reduced by $1,650 as the Company approved a plan for restructuring manufacturing processes and streamlining the organization for improved focus. Restructuring costs consisted primarily of equipment write-offs, plant rearrangements and severance pay.

NOTE 14.  CONTINGENCIES:

The Company is involved in various lawsuits and environmental matters arising in the normal course of business. Management believes that the resolution of such matters will not have a material effect on the financial condition or the results of operations of the Company.

The Company has an employment and compensation agreement with an executive which provides for cash compensation and the continuation of certain benefits under certain circumstances, including a change in control of the Company (as defined).

NOTE 15.  QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for the years ended January 1, 1995 and January 2, 1994 are as follows:

1994                              First      Second       Third      Fourth
---------------------------------------------------------------------------
Net sales                       $36,746     $38,689     $38,059     $39,777
Gross profit                      8,645       9,303       9,151       8,303
Net income                        1,724       2,291       2,233       2,682
Per share                           .24         .31         .30         .36
---------------------------------------------------------------------------
---------------------------------------------------------------------------
1993                              First      Second       Third      Fourth
---------------------------------------------------------------------------
Net sales                       $29,923     $31,803     $29,356     $33,042
Gross profit                      5,737       6,704       6,111       6,799
Net income                          120         637         354       1,419
Per share                           .02         .09         .05         .20
---------------------------------------------------------------------------
---------------------------------------------------------------------------

During the fourth quarter of 1994, the Company recorded a charge of $800 ($.11 per share), after tax, for the anticipated costs associated with environmental cleanup of the Rolla, Missouri facility. Also, during the fourth quarter of 1994, the Company recorded an adjustment to reduce the valuation allowance on deferred tax assets which had the effect of increasing net income by $577 ($.08 per share).

During the fourth quarter of 1993, the Company recorded a charge of $640 ($.09 per share), after tax, against assets held for sale and deferred relocation and restructuring costs. Also, during the fourth quarter of 1993, the Company recorded an adjustment to reduce the valuation allowance on deferred tax assets which had the effect of increasing net income by $511 ($.07 per share).

NOTE 16.  SUBSEQUENT EVENT:

On February 25, 1995, the Company and Kuhlman Corporation (Kuhlman), a publicly held company traded on The New York Stock Exchange, jointly announced that they have signed a definitive agreement to merge the Company with a wholly-owned subsidiary of Kuhlman. Kuhlman is a holding company involved in the manufacturing of electrical and electronic wire and cable products; distribution, power and instrument transformers; and spring products. In the transaction, shares of the Company's common stock will be converted into shares of Kuhlman common stock using an exchange ratio of 0.9615 share of Kuhlman for each share of the Company. The merger is subject to certain closing conditions, including the approval of the shareholders of both companies. It is anticipated that the transaction will be consummated in the second quarter of 1995, following approval by shareholders of both companies at the companies' respective annual meetings of shareholders. Both meetings are currently scheduled to be held on May 31, 1995.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF SCHWITZER, INC.:

We have audited the accompanying consolidated balance sheets of Schwitzer, Inc. (a Delaware corporation) and subsidiaries as of January 1, 1995 and January 2, 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, the Company has signed, on February 25, 1995, a definitive agreement to merge with a wholly-owned subsidiary of Kuhlman Corporation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schwitzer, Inc. and subsidiaries as of January 1, 1995 and January 2, 1994 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 11 to the consolidated financial statements, effective as of the beginning of 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.



/s/ Arthur Andersen LLP

Charlotte, North Carolina,
  February 9, 1995 (except with respect
  to the matter discussed in Note 16, as
  to which the date is February 25, 1995).

                              CORPORATE INFORMATION


ANNUAL MEETING

The annual shareholders' meeting will be held on Wednesday, May 31, 1995 at 9:30 a.m. CDT at the Northbrook Hilton in Northbrook, Illinois.

COMMON STOCK INFORMATION

As of March 16, 1995 there were 8,858 shareholders of record. There were no dividends declared during 1994 or 1993. Quarterly stock price ranges were as follows:

                                 1994                          1993
                         ----------------------------------------------------
                         High            Low            High           Low
-----------------------------------------------------------------------------
1st Quarter              10-3/4          6-1/8          7-3/4          5-5/8
2nd Quarter              10-5/8          6-3/4          7-1/8          5-3/4
3rd Quarter              9-5/8           6-7/8          7-3/4          7
4th Quarter              10-1/8          7-1/2          7-1/2          5-3/4
-----------------------------------------------------------------------------

LISTED

New York Stock Exchange
Ticker Symbol: SCZ

AUDITORS

Arthur Andersen LLP
Charlotte, North Carolina

SHAREHOLDER SERVICES

Shareholder address changes and inquiries regarding shareholder accounts and stock transfers should be directed to the Stock
Transfer Agent:

Harris Trust and Savings Bank
Stock Transfer Division
P.O. Box 755
Chicago, IL 60690
312-461-6833

Investor inquiries and Form 10-K inquiries from security analysts and investment professionals and requests for copies of the Form 10-K Annual Report to the Securities and Exchange Commission should be directed to the Company's investor relations representative at 704-684-4014.